EXHIBIT 12.1
OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2013	2012	2011	2010	2009

Earnings:
Income from continuing operations before income taxes (1)	$333,700	$257,394	$123,741	$37,783	$96,194

Add:
Interest expensed and capitalized, except interest on deposits and amortization of capitalized debt expenses	404,093	221,215	131,376	85,001	62,541
Interest on deposits	8,749	2,238	1,390	918	572
Interest component of rental expense	9,102	4,883	1,854	4,101	2,100
Total fixed charges (2)	421,944	228,336	134,620	90,020	65,213
Earnings for computation purposes	$755,644	$485,730	$258,361	$127,803	$161,407

Ratio of earnings to fixed charges:
Including interest on deposits (3)	1.79	2.13	1.92	1.42	2.48
Excluding interest on deposits (3)	1.83	2.15	1.94	1.43	2.50

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)
Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.